SUPERIOR INDUSTRIES INTERNATIONAL, INC.

7800 Woodley Avenue

Van Nuys, California 91406

June 23, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Superior Industries International, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 6, 2014 File No. 001-14157

Dear Ms. Duru:

Superior Industries International, Inc., a California corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 17, 2014 (the “Comment Letter”) concerning the Company’s Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on June 6, 2014 (the “Preliminary Proxy Statement”). In addition, we are filing herewith Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter. For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Proxy Statement

General

STAFF COMMENT:

1. Please include information as of the most reasonable practicable date. Please fill in all blanks, confirm bracketed information and provide updated information regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

COMPANY RESPONSE:

The Company has included information as of the most reasonable practicable date, completed blanks, removed bracketed information and, to the extent applicable, provided updated information regarding the possible solicitation in opposition as well as information required by Item 4(b)(4)and Item 5 of Schedule 14A. Please note, however, that the Company will include dates related to the date of the shareholder notice, mailing date and deadlines for shareholder proposals and the outstanding shares as of the record date in the definitive proxy statement.

STAFF COMMENT:

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements and/or re-characterize as your opinion, the following statements:

•	“[t]he Board does not believe the nominees proposed by GAMCO add skills to the Board…,”;
•	“[t]he Board determined that Mr. Schenker lacked the qualifications to serve on the Board of Directors and would not add to the diversity or quality of the Board…”;
•	“[t]he Board determined that that the GAMCO nominees …instead may try to impose a strategy that will hurt Superior and it shareholders in the long term…”; and,
•	“Superior leads its peer group in dividend yield…”

COMPANY RESPONSE:

The Company notes the Staff’s comment and has revised the language as set forth below (with revisions in boldface):

(i)     In regard to the first bullet point above, the Revised Preliminary Proxy Statement now reads on page 9:

“[t]he Board does not believe the nominees proposed by GAMCO add any relevant automotive public company or operational industry skills to the Board . . .”

(ii)     In regard to the second bullet point above, the Revised Preliminary Proxy Statement now reads on page 10:

“ The Board noted, based on the biographical information provided by GAMCO, that Mr. Schenker did not have any relevant automotive industry experience nor, at that time, any public company experience and that his biography stated that he entered a settlement agreement with the United States Securities and Exchange Commission (SEC) in 2007, related to unregistered sales of “PIPE” securities where he neither admitted nor denied the SEC’s allegations against him. Based upon this evaluation, the Board’s judgment was that Mr. Schenker lacked the qualifications to serve on the Board of Directors and would not add to the diversity or quality of the Board of the Directors.”;

(iii)     In regard to the third bullet point above, the Revised Preliminary Proxy Statement has been revised to delete such statement.

(iv)     In regard to the fourth bullet point above, the Revised Preliminary Proxy Statement now adds a footnote on page 21 that reads:

“Superior believes its relevant peer group consists of leading tier one automotive industry suppliers. These companies are: Borg Warner, Delphi, Martinrea, Johnson Controls, Shiloh, Magna, Dana, Linamar, Lear, TRW, Visteon, Tower, American Axle, Tenneco, and Federal Mogul.”

Information about the Annual Meeting and Voting, page 1

What ballot measures are considered routine or non-routine…, page 4

STAFF COMMENT:

3. You disclose that “all proposals in this proxy statement are likely to be non-routine matters…” It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine/discretionary or not. If GAMCO contests the election, please clarify to remove the word “likely” given that this implies that brokers may exercise discretionary authority with respect to some proposals. Please make corresponding revisions to disclosure under the question “[w]hat is a broker non-vote…”

COMPANY RESPONSE:

The Company notes the Staff’s comment and has revised the language on page 4 of the Revised Preliminary Proxy Statement as set forth below (with revisions boldfaced) as well as making corresponding revisions to the question “What is a broker non-vote” on page 5 of the Revised Preliminary Proxy Statement.

“Which ballot measures are considered “routine” or “non-routine”?

Typically, “non-routine” matters include election of directors (Proposal No. 1), the non-binding advisory vote on executive compensation (Proposal No. 2) and the shareholder proposal (Proposal No. 4), and “routine” matters include ratification of the appointment of independent auditors (Proposal Nol. 3). If GAMCO files proxy materials to contest the election of the Company’s director nominees, then, under applicable exchange rules, all of the proposals in this proxy statement will be non-routine matters, and therefore brokers will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting.”

Proposal No. 1, page 7

STAFF COMMENT:

4. Please supplement your disclosure and provide a succinct summary of any material communications the participants have had with the GAMCO parties leading up to the current solicitation.

COMPANY RESPONSE:

The Company notes the Staff’s comment and added the requested succinct summary on pages 10 and 11 of the Revised Preliminary Proxy Statement.

STAFF COMMENT:

5. Please supplement your disclosure to state when the interview of Mr. Schenker occurred in 2013.

COMPANY RESPONSE:

The Company notes the Staff’s comment and added the requested information on page 10 of the Revised Preliminary Proxy Statement.

Proposal No. 4, page 20

STAFF COMMENT:

6. You disclose that the Board of Directors believes that management should “have the resources necessary to execute on a strategy to make meaningful and lasting contributions to shareholder value…” Please quantify or clarify the “necessary resources” to which you refer and compare it to the specific proposal submitted by GAMCO.

COMPANY RESPONSE:

The Company notes the Staff’s comment and has deleted the sentence in question.

STAFF COMMENT:

7. Please clarify your disclosure and specify which companies comprise the company’s peer group and the basis upon which such companies were included in the company’s comparative peer group.

COMPANY RESPONSE:

The Company notes the Staff’s comment and has added a footnote to page 21 of the Revised Preliminary Proxy Statement that reads as follows (note this is the same footnote added in response to the Staff’s comment to question 3, bullet 4, above):

“Superior believes its relevant peer group consists of leading tier one automotive industry suppliers. These companies are: Borg Warner, Delphi, Martinrea, Johnson Controls, Shiloh, Magna, Dana, Linamar, Lear, TRW, Visteon, Tower, American Axle, Tenneco, and Federal Mogul.”

STAFF COMMENT:

8. Your disclosure implies that there may be alternative and better methods of capital return beyond GAMCO’s proposed self-tender offer. To provide support and context to your statement, succinctly describe alternative methods of capital return and when Superior will be in a position to update shareholders regarding its evaluation of its capital return program for 2014 and beyond.

COMPANY RESPONSE:

The Company notes the Staff’s comment and has revised the language on page 22 of the Revised Preliminary Proxy Statement as set forth below (with revisions boldfaced and deletions in strikethrough):

“ . . . First, the proposal would confine Superior to one, and only one, method of capital return, a “Dutch Auction” self-tender offer, even though other methods might be less expensive and are likely to be more capital efficient. For example, open market share repurchases, which Superior has been conducting as described above, carry significantly lower transaction expenses than a self-tender offer, which must be filed with, and be subject to review by, the Securities and Exchange Commission, and, unlike open market repurchases, a Dutch Auction generally involves purchasing shares at a discount to the market price, which Superior believes makes it a less efficient method of capital return. . . . .”

“~~Superior is evaluating its capital return program for 2014 and beyond. The Board of Directors and management team are thoughtfully considering options for returning additional cash to shareholders, taking into account all relevant factors, including input from shareholders, as part of Superior’s regular review. The evaluation of the~~ Superior’s capital return program continues to be consistent with a financial policy that supports advancement and innovation, but also recognizes the downside risk of future industry cyclicality. These factors must be evaluated in a manner that balances supporting Superior’s continued business success, long-term health and desire to deliver attractive returns to shareholders.

Proxy Solicitation and Costs, page 47

STAFF COMMENT:

9. You indicate that the solicitation of proxies will be done by interview, mail, telephone, facsimile, email and “other electronic channels of communication, or otherwise…” Please clarify what “other electronic channels” are and any other means of solicitation. Further, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

COMPANY RESPONSE:

Pursuant to the Staff’s comment, the Company has removed the references to “other electronic communications” and has added that the proxy materials will also be posted to the Company’s website under “Investor Relations.” We note the Staff’s comment and understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

STAFF COMMENT:

10. Further to our comment above. If “other electronic channels of communication” include internet chat rooms or other web forums, please advise us and provide the website addresses you plan to utilize. Please also advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

COMPANY RESPONSE:

The Company advises the Staff that it does not plan to solicit proxies via internet chat rooms or through Company-hosted or third party-hosted websites.

***

On behalf of the Company and each participant, having been authorized to make such acknowledgements on their behalf, the Company and each participant acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at (818) 781-4973.

Sincerely,

/s/ Paula Winner Barnett

Paula Winner Barnett